

05008349



Multimedia

May 19, 2005


SEC MAIL
RECEIVED
MAY 1 9 2005
WASH., D.C.
185

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Re: PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, S.G.P.S., S.A. **(File No. 82-5059)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of PT MULTIMÉDIA-Serviços de Telecomunicações e Multimédia, SGPS, S.A. (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with an exhibit hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the document listed below, which constitutes information that the Company has recently made public pursuant to the laws of Portugal:

1. A press release announcing a dividend payment.

If you should have any questions or comments, please call the undersigned at 00-351-21-782-4725.

Very truly yours,

Lídia Falcão

Lídia Falcão

Enclosure

PT – Multimédia,
Serviços de Telecomunicações e Multimédia, SGPS, S.A.
Sede - Av. Fontes Pereira de Melo, 40
1069-300 Lisboa
Portugal

Tel + 351 21 782 47 00
Fax + 351 21 782 47 35



Multimedia

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.

Public Company
Head Offices: Av. 5 de Outubro, no. 208, Lisbon
Company Registration Number 504 453 513
Registered in the Lisbon Registrar of Companies under number 8357
Share Capital: 78,448,464 Euros


WASH., D.C.
185
SECTION

DIVIDEND PAYMENT FOR 2004

In accordance with Portuguese legislation and pursuant to the resolution of the Shareholders' Meeting of April 28, 2005, Shareholders are hereby informed that the following dividends per share for the year ended December 31, 2004 will be paid on May 30, 2005:

Resident Shareholders	
Gross dividend	Euro 0.5000
Withholding Tax (IRS/IRC) (15.0%)	Euro 0.0750
Net Dividend	Euro 0.4250

Non-Resident Shareholders	
Gross dividend	Euro 0.5000
Withholding Tax (IRS/IRC) (25.0%)	Euro 0.1250
Net Dividend	Euro 0.3750

Payment will be made through the Portuguese Central Securities Depository ("Central de Valores Mobiliários") under article 53 of the Regulation no. 3/2000 and Circular no. 1/2000 of Interbolsa.

Additionally we inform that, as from the May 25, 2005 (inclusive), the shares in PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. will be traded on the stock exchange ex-dividend. The record date is May 24, 2005.

Lisbon, May 13, 2005

PT- Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A.